Mail Stop 6010


      February 10, 2006


Mr. Hans Olsen
Chief Financial Officer
8100 SW Nyberg Road
Tualatin, OR  97062

	Re:	Pixelworks, Inc.
      Form 10-K for the Year Ended December 31, 2004
Forms 10-Q for the Quarter Ended March 31, 2005, June 30, 2005, and
     September 30, 2005
      File No. 000-30269

Dear Mr. Olsen:

      We have reviewed your filings and your response letter dated January 17, 2006 and we have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Notes to Consolidated Financial Statements, page 48

Note 2.  Summary of Significant Accounting Policies, page 48

-Revenue Recognition, page 50

1. Please refer to prior comment 3. We have the following additional comments:

* We note that you negotiate prices with your end customers and that serves as a basis for your estimates of credits to your distributor`s accounts. We further note that in certain situations, you might subsequently lower a price to a customer. Please tell us and revise future filings to discuss in greater detail the nature of your relationship with your distributors. Since you handle pricing negotiations with the end customer, it is not clear what function your distributors serve.

* In addition, you state that you receive orders from your distributors with prices equal to the prices you negotiated with the end customer less the distributor`s margin. You also state that you grant distributors credit if they purchased product for a specific customer and you subsequently lower the price to the customer such that the distributor can no longer earn its negotiated margin on in-stock inventory. Describe to us the circumstances that could arise that could cause you to reduce the price previously negotiated with the customer.

* Provide us with a rollforward schedule of your price protection reserve for each of the last three years through December 31, 2005.
The rollforward should show, on a gross basis, amounts charged to income, amounts credited to distributors against this reserve and adjustments to the reserves.

Form 8-K Dated January 27, 2006

2. We note that you recorded a fourth quarter adjustment of $31.4 million in income tax expense related to recording a valuation allowance against your deferred tax assets during fiscal 2005. Please tell us and disclose in future filings the reasons for the significant income tax expense adjustment during the fourth quarter of fiscal 2005. Within your discussion, please support the timing of this adjustment. Refer to paragraphs 17(e), 20 and 26 of SFAS 109.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed cover letters
greatly
facilitate our review.  Please understand that we may have
additional
comments after reviewing your responses to our comments.
      	 You may contact Tara Harkins, Staff Accountant, at
(202)
551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, please do not hesitate to contact Michele Gohlke, Branch Chief, at (202)551-3327.


      							Sincerely,



								Kevin Vaughn
								Senior Staff Accountant



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Mr. Hans Olsen
Pixelworks, Inc.
February 10, 2006
Page 3